SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  2 June 2015

OI discloses closing of the sale of PT Portugal’s shares to Altice

PT SGPS, S.A. hereby informs on the material fact disclosed by Oi, S.A. on the closing of the sale of PT Portugal’s shares to Altice, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Closing of the Sale of PT Portugal’s Shares to Altice

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, section 4, of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that, after satisfying all of the contractual conditions precedent, the sale by Oi of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”) to Altice Portugal, S.A. (“Altice Portugal”), primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary, as disclosed in the Company’s Material Facts published on December 8, 2014, December 9, 2014, January 22, 2015 and April 22, 2015, became effective on this date.

Altice Portugal disbursed the total amount of 5.789 billion Euros for the acquisition of PT Portugal, of which 4.920 billion Euros were paid in cash to Oi and 869 million Euros were allocated to immediately repay outstanding indebtedness of PT Portugal in Euros. The final purchase price is subject to post-closing adjustments to be calculated within the next months as a result of changes in the cash, indebtedness and working capital positions on the closing date.

Rio de Janeiro, June 2, 2015.

Flavio Nicolay Guimarães
Chief Financial Officer and Investor Relations Officer
Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.